Exhibit 99.82

Dr. Patrick O’Neill Joins mCloud Technologies as President, USA

VANCOUVER, June 15, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced that Dr. Patrick O’Neill has joined mCloud as President, USA and the Company’s general manager for its business in the United States.

Dr. O’Neill is an accomplished high-tech executive, having spent nine years at Honeywell International as Vice President, Engineering and Technology where he expanded online revenue growth ten-fold during his tenure and was the executive for several key partnerships including Oracle, Microsoft, and Dell. While at Honeywell, Dr. O’Neill was the defining technology visionary for Honeywell’s business in smart building technology.

Following his time at Honeywell, Dr. O’Neill founded two technology startups, JouleSmart and NorthWrite, Inc., and has been a prolific researcher, with over 50 research publications to his name. Over the course of his career, he has been a guest speaker for numerous industry bodies including ASHRAE, ACEEE, AEE, and DistribuTECH.

As a technology leader, Dr. O’Neill brings substantial experience in driving P&L results for SaaS-based businesses specializing in engineering, automation, enterprise software, cloud computing, green buildings, and sustainability.

“We are thrilled to have Patrick join mCloud during this very exciting period of growth,” said Russ McMeekin, mCloud President and CEO. “Under his leadership, our pipeline of actionable customer deals, extensive sales, operations, and technology teams in the USA will drive major regional growth.”

“His experience driving revenue growth as a senior leader at several high tech businesses, coupled with his exceptional knowledge of our business from his days at Honeywell will serve mCloud well as we stay on course toward our targeted growth in 2020,” McMeekin added.

Dr. O’Neill holds a Ph.D. in Mechanical Engineering from the University of Illinois at Urbana-Champaign, where among other accomplishments, he was an Office of Naval Research Fellow and an NL Industries Fellow.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973